Nova Star Innovations, Inc.

369 East 900 South, Suite 281

Salt Lake City, UT 84111

September 26, 2011

Tia L. Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Nova Star Innovations, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 22, 2011

Correspondence Submitted August 5, 2011

File No.  000-33399

Dear Ms. Jenkins,

This letter is in response to your comment letter dated September 13, 2011 regarding the above identified Form 10-K of Nova Star Innovations, Inc. (the “Company”).  The Company is investigating its options in light of our counsel’s discussions with the staff on September 22, 2011, pertaining to a different company in a similar situation.  The Company must determine if a reaudit is feasible or if the Company will need to request a waiver from the audit requirement for the cumulative period from the Office of Chief Accountant.  Accordingly, the Company intends to make a decision within the next ten (10) business days, if not sooner.  The Company will inform the staff of its decision no later than October 11, 2011, and will also indicate when it believes it will be able to file the amendment to the above identified Form 10-K.

If you have further questions or concerns please contact the Company’s counsel, Cindy Shy, by phone (435) 674-1282 or by fax (435) 673-2127.

Sincerely,

/s/ Mark S. Clayton

Mark S. Clayton

President